UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Itron, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

465741106
(CUSIP Number)

SAMANTHA NASELLO
SCOPIA CAPITAL MANAGEMENT LP
152 West 57th Street, 33rd Floor
New York, New York 10019
(212) 370-0303

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,531
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,531
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,231,957
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,231,957
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,231,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,060
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,060
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,441
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,441
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,946
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 863,946
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,817
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 214,817
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,553,256
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,553,256
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,990
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 153,990
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,855
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 161,855
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,332,103
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,332,103
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,332,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,392,849
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,392,849
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,392,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,392,849
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,392,849
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,392,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,392,849
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,392,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,392,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,392,849
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,392,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,392,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 38,531 Shares beneficially owned by Scopia Long is approximately $1,326,260, excluding brokerage commissions.

The aggregate purchase price of the 60,250 Shares beneficially owned by Scopia LB is approximately $2,052,151, excluding brokerage commissions.

The aggregate purchase price of the 1,231,957 Shares beneficially owned by Scopia PX is approximately $41,966,453, excluding brokerage commissions.

The aggregate purchase price of the 34,060 Shares beneficially owned by Scopia Partners is approximately $1,152,633, excluding brokerage commissions.

The aggregate purchase price of the 19,441 Shares beneficially owned by Scopia Long QP is approximately $731,833, excluding brokerage commissions.

The aggregate purchase price of the 863,946 Shares beneficially owned by Scopia Windmill is approximately $29,452,766, excluding brokerage commissions.

The aggregate purchase price of the 214,817 Shares beneficially owned by Scopia International is approximately $7,259,384, excluding brokerage commissions.

The aggregate purchase price of the 1,553,256 Shares beneficially owned by Scopia PX International is approximately $52,570,132, excluding brokerage commissions.

The aggregate purchase price of the 153,990 Shares beneficially owned by Scopia LB International is approximately $5,231,567, excluding brokerage commissions.

The aggregate purchase price of the 161,855 Shares beneficially owned by Scopia Long International is approximately $5,570,614, excluding brokerage commissions.

The aggregate purchase price of the 60,746 Shares held in the Managed Account is approximately $2,017,520, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

CUSIP NO. 465741106

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,897,742 Shares outstanding as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2015.

A.	Scopia Long

(a)	As of the close of business on March 11, 2016, Scopia Long beneficially owned 38,531 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 38,531
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,531
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Long since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Scopia LB

(a)	As of the close of business on March 11, 2016, Scopia LB beneficially owned 60,250 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 60,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,250
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia LB since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Scopia PX

(a)	As of the close of business on March 11, 2016, Scopia PX beneficially owned 1,231,957 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,231,957
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,231,957
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 465741106

(c)	The transactions in the securities of the Issuer by Scopia PX since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Partners

(a)	As of the close of business on March 11, 2016, Scopia Partners beneficially owned 34,060 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 34,060
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,060
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Partners since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Scopia Long QP

(a)	As of the close of business on March 11, 2016, Scopia Long QP beneficially owned 19,441 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 19,441
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 19,441
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Long QP since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia Windmill

(a)	As of the close of business on March 11, 2016, Scopia Windmill beneficially owned 863,946 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 863,946
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 863,946
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Windmill since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

G.	Scopia International

(a)	As of the close of business on March 11, 2016, Scopia International beneficially owned 214,817 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 214,817
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 214,817
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia International since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia PX International

(a)	As of the close of business on March 11, 2016, Scopia PX International beneficially owned 1,553,256 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 1,553,256
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,553,256
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia PX International since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia LB International

(a)	As of the close of business on March 11, 2016, Scopia LB International beneficially owned 153,990 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 153,990
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 153,990
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia LB International since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia Long International

(a)	As of the close of business on March 11, 2016, Scopia Long International beneficially owned 161,855 Shares.

Percentage: Less than 1%

CUSIP NO. 465741106

(b)	1. Sole power to vote or direct vote: 161,855
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,855
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Long International since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners and Scopia Long QP, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International, may be deemed the beneficial owner of the: (i)  38,531 Shares owned by Scopia Long; (ii)  60,250 Shares owned by Scopia LB; (iii)  1,231,957 Shares owned by Scopia PX; (iv) 34,060 Shares owned by Scopia Partners; (v) 19,441 Shares owned by Scopia Long QP; (vi)  863,946 Shares owned by Scopia Windmill; (vii) 214,817 Shares owned by Scopia International; (viii) 1,553,256 Shares owned by Scopia PX International; (ix) 153,990  Shares owned by Scopia LB International; and (x) 161,855 Shares owned by Scopia Long International.

Percentage: Approximately 11.4%

(b)	1. Sole power to vote or direct vote: 4,332,103
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,332,103
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia Management

(a)
As of the close of business on March 11, 2016, 60,746 Shares were held in the Managed Account. Scopia Management, as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and the Managed Account, may be deemed the beneficial owner of the: (i)  38,531 Shares owned by Scopia Long; (ii)  60,250 Shares owned by Scopia LB; (iii)  1,231,957 Shares owned by Scopia PX; (iv) 34,060 Shares owned by Scopia Partners; (v) 19,441 Shares owned by Scopia Long QP; (vi)  863,946 Shares owned by Scopia Windmill; (vii) 214,817 Shares owned by Scopia International; (viii) 1,553,256 Shares owned by Scopia PX International; (ix) 153,990  Shares owned by Scopia LB International; (x) 161,855 Shares owned by Scopia Long International; and (xi)  60,746 Shares held in the Managed Account.

Percentage: Approximately 11.6%

CUSIP NO. 465741106

(b)	1. Sole power to vote or direct vote: 4,392,849
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,392,849
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Management through the Managed Account and on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Scopia Inc.

(a)
Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the: (i)  38,531 Shares owned by Scopia Long; (ii)  60,250 Shares owned by Scopia LB; (iii)  1,231,957 Shares owned by Scopia PX; (iv) 34,060 Shares owned by Scopia Partners; (v) 19,441 Shares owned by Scopia Long QP; (vi)  863,946 Shares owned by Scopia Windmill; (vii) 214,817 Shares owned by Scopia International; (viii) 1,553,256 Shares owned by Scopia PX International; (ix) 153,990  Shares owned by Scopia LB International; (x) 161,855 Shares owned by Scopia Long International; and (xi)  60,746 Shares held in the Managed Account.

Percentage: Approximately 11.6%

(b)	1. Sole power to vote or direct vote: 4,392,849
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,392,849
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Inc. has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  38,531 Shares owned by Scopia Long; (ii)  60,250 Shares owned by Scopia LB; (iii)  1,231,957 Shares owned by Scopia PX; (iv) 34,060 Shares owned by Scopia Partners; (v) 19,441 Shares owned by Scopia Long QP; (vi)  863,946 Shares owned by Scopia Windmill; (vii) 214,817 Shares owned by Scopia International; (viii) 1,553,256 Shares owned by Scopia PX International; (ix) 153,990  Shares owned by Scopia LB International; (x) 161,855 Shares owned by Scopia Long International; and (xi)  60,746 Shares held in the Managed Account.

Percentage: Approximately 11.6%

CUSIP NO. 465741106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,392,849
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,392,849

(c)
Mr. Sirovich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  38,531 Shares owned by Scopia Long; (ii)  60,250 Shares owned by Scopia LB; (iii)  1,231,957 Shares owned by Scopia PX; (iv) 34,060 Shares owned by Scopia Partners; (v) 19,441 Shares owned by Scopia Long QP; (vi)  863,946 Shares owned by Scopia Windmill; (vii) 214,817 Shares owned by Scopia International; (viii) 1,553,256 Shares owned by Scopia PX International; (ix) 153,990  Shares owned by Scopia LB International; (x) 161,855 Shares owned by Scopia Long International; and (xi)  60,746 Shares held in the Managed Account.

Percentage: Approximately 11.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,392,849
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,392,849

(c)
Mr. Mindich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 465741106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2016

SCOPIA LONG LLC SCOPIA LB LLC SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA LONG QP LLC SCOPIA LONG INTERNATIONAL MASTER FUND LP	SCOPIA WINDMILL FUND LP SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA LB INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LP
Investment Manager

By: Scopia Management, Inc.
General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 465741106

SCHEDULE A

Transactions in the Securities of the Issuer Since the filing of Amendment No. 7 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA LONG LLC

Purchase of Common Stock	67	39.8192	02/22/2016
Purchase of Common Stock	143	40.0338	02/23/2016
Purchase of Common Stock	249	40.0507	02/24/2016
Purchase of Common Stock	748	40.1167	02/24/2016
Purchase of Common Stock	471	39.9170	02/25/2016
Purchase of Common Stock	188	39.9749	02/26/2016
Purchase of Common Stock	233	40.0306	02/29/2016
Purchase of Common Stock	236	39.7213	03/01/2016
Purchase of Common Stock	169	40.0987	03/02/2016
Purchase of Common Stock	299	40.7767	03/03/2016
Purchase of Common Stock	267	41.5178	03/04/2016
Purchase of Common Stock	25	41.6553	03/07/2016
Purchase of Common Stock	267	41.3644	03/08/2016
Purchase of Common Stock	267	41.9082	03/09/2016
Purchase of Common Stock	267	42.1146	03/10/2016
Purchase of Common Stock	35	42.4919	03/11/2016

SCOPIA LB LLC

Purchase of Common Stock	124	39.8192	02/22/2016
Purchase of Common Stock	248	40.0338	02/23/2016
Purchase of Common Stock	432	40.0507	02/24/2016
Purchase of Common Stock	1,296	40.1167	02/24/2016
Purchase of Common Stock	815	39.9170	02/25/2016
Purchase of Common Stock	325	39.9749	02/26/2016
Purchase of Common Stock	404	40.0306	02/29/2016
Purchase of Common Stock	405	39.7213	03/01/2016
Purchase of Common Stock	290	40.0987	03/02/2016
Purchase of Common Stock	512	40.7767	03/03/2016
Purchase of Common Stock	457	41.5178	03/04/2016
Purchase of Common Stock	43	41.6553	03/07/2016
Purchase of Common Stock	457	41.3644	03/08/2016
Purchase of Common Stock	457	41.9082	03/09/2016
Purchase of Common Stock	457	42.1146	03/10/2016
Purchase of Common Stock	60	42.4919	03/11/2016

SCOPIA PX LLC

Purchase of Common Stock	2,443	39.8192	02/22/2016
Purchase of Common Stock	3,753	40.0338	02/23/2016
Purchase of Common Stock	6,549	40.0507	02/24/2016

CUSIP NO. 465741106

Purchase of Common Stock	19,647	40.1167	02/24/2016
Purchase of Common Stock	12,353	39.9170	02/25/2016
Purchase of Common Stock	4,924	39.9749	02/26/2016
Purchase of Common Stock	6,129	40.0306	02/29/2016
Purchase of Common Stock	7,993	39.7213	03/01/2016
Purchase of Common Stock	5,723	40.0987	03/02/2016
Purchase of Common Stock	10,120	40.7767	03/03/2016
Purchase of Common Stock	9,038	41.5178	03/04/2016
Purchase of Common Stock	841	41.6553	03/07/2016
Purchase of Common Stock	9,037	41.3644	03/08/2016
Purchase of Common Stock	9,036	41.9082	03/09/2016
Purchase of Common Stock	9,037	42.1146	03/10/2016
Purchase of Common Stock	1,181	42.4919	03/11/2016

SCOPIA PARTNERS LLC

Purchase of Common Stock	69	39.8192	02/22/2016
Purchase of Common Stock	106	40.0338	02/23/2016
Purchase of Common Stock	186	40.0507	02/24/2016
Purchase of Common Stock	557	40.1167	02/24/2016
Purchase of Common Stock	350	39.9170	02/25/2016
Purchase of Common Stock	140	39.9749	02/26/2016
Purchase of Common Stock	174	40.0306	02/29/2016
Purchase of Common Stock	139	39.7213	03/01/2016
Purchase of Common Stock	100	40.0987	03/02/2016
Purchase of Common Stock	176	40.7767	03/03/2016
Purchase of Common Stock	157	41.5178	03/04/2016
Purchase of Common Stock	15	41.6553	03/07/2016
Purchase of Common Stock	157	41.3644	03/08/2016
Purchase of Common Stock	157	41.9082	03/09/2016
Purchase of Common Stock	157	42.1146	03/10/2016
Purchase of Common Stock	21	42.4919	03/11/2016

SCOPIA LONG QP LLC

Purchase of Common Stock	34	39.8192	02/22/2016
Purchase of Common Stock	71	40.0338	02/23/2016
Purchase of Common Stock	125	40.0507	02/24/2016
Purchase of Common Stock	374	40.1167	02/24/2016
Purchase of Common Stock	235	39.9170	02/25/2016
Purchase of Common Stock	94	39.9749	02/26/2016
Purchase of Common Stock	116	40.0306	02/29/2016
Purchase of Common Stock	118	39.7213	03/01/2016
Purchase of Common Stock	84	40.0987	03/02/2016
Purchase of Common Stock	149	40.7767	03/03/2016
Purchase of Common Stock	133	41.5178	03/04/2016
Purchase of Common Stock	12	41.6553	03/07/2016
Purchase of Common Stock	133	41.3644	03/08/2016
Purchase of Common Stock	133	41.9082	03/09/2016
Purchase of Common Stock	133	42.1146	03/10/2016
Purchase of Common Stock	17	42.4919	03/11/2016

CUSIP NO. 465741106

SCOPIA WINDMILL FUND LP

Purchase of Common Stock	1,803	39.8192	02/22/2016
Purchase of Common Stock	2,993	40.0338	02/23/2016
Purchase of Common Stock	5,222	40.0507	02/24/2016
Purchase of Common Stock	15,667	40.1167	02/24/2016
Purchase of Common Stock	9,851	39.9170	02/25/2016
Purchase of Common Stock	3,927	39.9749	02/26/2016
Purchase of Common Stock	4,887	40.0306	02/29/2016
Purchase of Common Stock	3,739	39.7213	03/01/2016
Purchase of Common Stock	2,677	40.0987	03/02/2016
Purchase of Common Stock	4,734	40.7767	03/03/2016
Purchase of Common Stock	4,226	41.5178	03/04/2016
Purchase of Common Stock	394	41.6553	03/07/2016
Purchase of Common Stock	4,226	41.3644	03/08/2016
Purchase of Common Stock	4,227	41.9082	03/09/2016
Purchase of Common Stock	4,226	42.1146	03/10/2016
Purchase of Common Stock	552	42.4919	03/11/2016

SCOPIA INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	437	39.8192	02/22/2016
Purchase of Common Stock	678	40.0338	02/23/2016
Purchase of Common Stock	1,183	40.0507	02/24/2016
Purchase of Common Stock	3,550	40.1167	02/24/2016
Purchase of Common Stock	2,232	39.9170	02/25/2016
Purchase of Common Stock	890	39.9749	02/26/2016
Purchase of Common Stock	1,107	40.0306	02/29/2016
Purchase of Common Stock	875	39.7213	03/01/2016
Purchase of Common Stock	627	40.0987	03/02/2016
Purchase of Common Stock	1,108	40.7767	03/03/2016
Purchase of Common Stock	989	41.5178	03/04/2016
Purchase of Common Stock	92	41.6553	03/07/2016
Purchase of Common Stock	990	41.3644	03/08/2016
Purchase of Common Stock	989	41.9082	03/09/2016
Purchase of Common Stock	990	42.1146	03/10/2016
Purchase of Common Stock	129	42.4919	03/11/2016

SCOPIA PX INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	3,149	39.8192	02/22/2016
Purchase of Common Stock	4,888	40.0338	02/23/2016
Purchase of Common Stock	8,529	40.0507	02/24/2016
Purchase of Common Stock	25,584	40.1167	02/24/2016
Purchase of Common Stock	16,086	39.9170	02/25/2016
Purchase of Common Stock	6,411	39.9749	02/26/2016
Purchase of Common Stock	7,982	40.0306	02/29/2016
Purchase of Common Stock	6,302	39.7213	03/01/2016

CUSIP NO. 465741106

Purchase of Common Stock	4,512	40.0987	03/02/2016
Purchase of Common Stock	7,978	40.7767	03/03/2016
Purchase of Common Stock	7,123	41.5178	03/04/2016
Purchase of Common Stock	663	41.6553	03/07/2016
Purchase of Common Stock	7,123	41.3644	03/08/2016
Purchase of Common Stock	7,123	41.9082	03/09/2016
Purchase of Common Stock	7,123	42.1146	03/10/2016
Purchase of Common Stock	931	42.4919	03/11/2016

SCOPIA LB INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	279	39.8192	02/22/2016
Purchase of Common Stock	581	40.0338	02/23/2016
Purchase of Common Stock	1,014	40.0507	02/24/2016
Purchase of Common Stock	3,043	40.1167	02/24/2016
Purchase of Common Stock	1,913	39.9170	02/25/2016
Purchase of Common Stock	763	39.9749	02/26/2016
Purchase of Common Stock	949	40.0306	02/29/2016
Purchase of Common Stock	958	39.7213	03/01/2016
Purchase of Common Stock	686	40.0987	03/02/2016
Purchase of Common Stock	1,213	40.7767	03/03/2016
Purchase of Common Stock	1,083	41.5178	03/04/2016
Purchase of Common Stock	101	41.6553	03/07/2016
Purchase of Common Stock	1,083	41.3644	03/08/2016
Purchase of Common Stock	1,083	41.9082	03/09/2016
Purchase of Common Stock	1,083	42.1146	03/10/2016
Purchase of Common Stock	141	42.4919	03/11/2016

SCOPIA LONG INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	282	39.8192	02/22/2016
Purchase of Common Stock	599	40.0338	02/23/2016
Purchase of Common Stock	1,045	40.0507	02/24/2016
Purchase of Common Stock	3,136	40.1167	02/24/2016
Purchase of Common Stock	1,972	39.9170	02/25/2016
Purchase of Common Stock	786	39.9749	02/26/2016
Purchase of Common Stock	978	40.0306	02/29/2016
Purchase of Common Stock	986	39.7213	03/01/2016
Purchase of Common Stock	706	40.0987	03/02/2016
Purchase of Common Stock	1,248	40.7767	03/03/2016
Purchase of Common Stock	1,114	41.5178	03/04/2016
Purchase of Common Stock	104	41.6553	03/07/2016
Purchase of Common Stock	1,114	41.3644	03/08/2016
Purchase of Common Stock	1,115	41.9082	03/09/2016
Purchase of Common Stock	1,114	42.1146	03/10/2016
Purchase of Common Stock	146	42.4919	03/11/2016

CUSIP NO. 465741106

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

Purchase of Common Stock	267	40.0338	02/23/2016
Purchase of Common Stock	466	40.0507	02/24/2016
Purchase of Common Stock	1,398	40.1167	02/24/2016
Purchase of Common Stock	879	39.9170	02/25/2016
Purchase of Common Stock	350	39.9749	02/26/2016
Purchase of Common Stock	436	40.0306	02/29/2016
Purchase of Common Stock	366	39.7213	03/01/2016
Purchase of Common Stock	262	40.0987	03/02/2016
Purchase of Common Stock	463	40.7767	03/03/2016
Purchase of Common Stock	413	41.5178	03/04/2016
Purchase of Common Stock	38	41.6553	03/07/2016
Purchase of Common Stock	413	41.3644	03/08/2016
Purchase of Common Stock	413	41.9082	03/09/2016
Purchase of Common Stock	413	42.1146	03/10/2016
Purchase of Common Stock	54	42.4919	03/11/2016